

Co Regn No: 199802418D



Rule 12g3-2(b) File No. 825109

SUPPL

29 June 2005

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Linda Hoon Siew Kin
Group Company Secretary

Enc

C:jesstan/MasnetAnn/SECltr

SembCorp Industries Ltd 30 Hill Street #05-04 Singapore 179360
Tel: (65) 6723 3113 Fax: (65) 6822 3254 Website: http://www.sembcorp.com.sg

PEOPLE DEVELOPER SINGAPORE

SembCorp Engineers
and Constructors

June 29, 2005

SEMBCORP ENGINEERS & CONSTRUCTORS' MALAYSIA UNIT WINS TURNKEY CONTRACT TO BUILD NEW PHARMACEUTICAL FACILITY IN BANGI

SembCorp Engineers and Constructors (SembE&C) announced today that its subsidiary in Malaysia, SembCorp (Malaysia) Sdn Bhd, has been awarded a US$14.6 million turnkey (Engineering, Procurement, Construction, Commissioning and Validation - EPCCV) contract by CCM Pharmaceuticals, a business division of the Chemical Company of Malaysia (CCM Berhad) in Kuala Lumpur, to build Phase I of CCM's new pharmaceutical facility in Bangi, Malaysia.

Construction work on the facility is expected to commence in the fourth quarter of 2005 and complete by the second quarter of 2007. CCM Pharmaceuticals is one of the largest local manufacturers of drugs and over-the-counter products in Malaysia. The company's current facility in Bangi is running at near capacity and with the new facility, its production capacity for solid dosage forms will be doubled. The new facility will be built adjacent to the existing plant.

This contract reflects SembE&C's successful track record and reputation in pharmaceutical engineering, procurement, construction and validation. The engineering expertise for this project will be provided by SembCorp Simon-Carves, a wholly-owned subsidiary of SembE&C and an established international contractor with more than 100 years of history with extensive use of advanced methodologies. SembE&C has the experience and expertise to build a range of chemical, petrochemical, agricultural chemicals, pharmaceutical and industrial process plants.

This contract does not have any material impact on SembCorp Industries' earnings per share for the financial year 2005.

-END-

About SembCorp Engineers and Constructors

SembCorp Engineers & Constructors (SembE&C) is the largest engineering and construction group in Southeast Asia, with core capabilities in process engineering and design, civil engineering and building construction.

With experience in 35 countries, including China, India, Mexico, Middle East, Southeast Asia and the United Kingdom, SembE&C has achieved a strong reputation for its ability in delivering state of the art construction methods and more importantly successfully completing the project on time and within budget.

SembE&C employs more than 1,200 employees worldwide.

For media enquiries, please contact:

Fock Siu Ling
Group Corporate Relations
SembCorp Industries
Tel: +65 6723 3152
Fax: +65 6822 3240
Email: fock.siuling@sembcorp.com.sg